EXHIBIT B

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements for the year ended December 31, 2006 and notes thereto. This "Operating and Financial Review and Prospects" section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We are a provider of carrier-class multimedia and voice-over-IP (VoIP) solutions for communication service providers. We provide trunking, peering, service delivery and access gateway solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators, resellers and equipment manufacturers, we serve an installed base of leading service providers including Deutsche Telekom, and Telecom Italia San Marino. Designed for easy integration in multi-vendor and complex networks, our solutions handle call control, media processing, signaling and security within state-of-the-art NGN networks. Our SIP-based solutions support a variety of protocols, including Megaco/H.248, MGCP, H.323, V5.2 and GR-303, and incorporate key elements of the IMS/TISPAN (IP Multimedia Subsystem) architecture.

Growth in the VoIP market is being driven largely by new entrants and service providers looking to reduce operational costs and easily add new, advanced services to their offering. While there are favorable industry trends that we believe create an opportunity for us, the ultimate demand for our products will depend upon the magnitude and timing of capital spending on VoIP infrastructure by telecommunications service providers and our ability to penetrate the market with new products and win market share. We are also subject to downturns that may occur within the telecommunications equipment market, such as the downturn that occurred in 2001 through 2003 and negatively affected our revenue growth in that period.

In November 2005, VocalTec acquired all of the issued and outstanding ordinary shares of Tdsoft and as consideration issued to the Tdsoft shareholders ordinary shares of VocalTec constituting, immediately following such issuance, 75% of the issued and outstanding share capital of VocalTec. For accounting purposes, the business combination was accounted for as a reverse acquisition with Tdsoft treated as the accounting acquirer. Therefore, and in accordance with U.S. GAAP. The financial statements reflect TdSoft's financial results until the date of the business combination and the combined financial results of TdSoft and VocalTec from the date of the business combination. VocalTec acquired assets and assumed liabilities were recorded at fair value as of the date of the business combination.


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REVENUES. In 2006, we had sales of $7.3 million, compared to $4.6 million in
2005. Through 2006, we generated our revenues from sales of our products and related services. Sales of products accounted for 65% of our revenues in 2006.

We expect to continue to generate revenues primarily from the sale of the Essentra family products, and to a lesser extent from sales of other products and maintenance services. As a result of the business combination with Tdsoft, we have been promoting sales of the expanded product offering to VocalTec's and Tdsoft's customers and channels. We have expanded offering and sales channels following the business combination of VocalTec and Tdsoft.

To date, we have derived a substantial portion of our revenues from a relatively small number of customers. Each of the following customers accounted for more than 10% of our revenues for the periods indicated:

                           YEAR ENDED DECEMBER 31,
                    -------------------------------------
                     2004            2005           2006
                    -----           ------         ------

Lucent                 *              18%            13%
Graybar               12%              *              *
ECI                   11%              *              *
OG Vodafone           13%             16%             *
VoIP Pty Ltd.         10%              *              *
Deutche telecom        *               *             18%

* less than 10%

Total sales to major customers representing each more than 10% of revenues accounted for 46%, 34% and 31% of our total revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

Sales to our customers are generally made under short-term non-cancelable purchase orders. Although our customers may provide us with forecasts, our ability to predict revenues in any future period is limited and subject to change based on demand for our customers' equipment.

We market and sell our products worldwide. The percentages of our revenues by geographic area for the periods indicated were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                  2004       2005       2006
                                                 ------     ------     ------
                                                    %          %          %

North and South America                              16         22         11
Europe and Israel                                    70         72         66
Asia Pacific ("APAC"), Africa and Middle East        14          6         23
                                                 ------     ------     ------
                                                    100%       100%       100%
                                                 ------     ------     ------


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We attribute revenues to the geographic area where the customer, or its business unit that makes the purchase, is based.

COST OF SALES. Our cost of sales in 2006 was $3.1 million (including an amortization of acquired intangibles in the amount of $0.4 million), or 43% of sales, compared with $2.6 million (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), or 56% of sales in 2005. Our cost of sales in 2006, excluding the amortization of acquired intangibles, was $2.7 million, or 38% of sales. The cost of our sales consists primarily of (i) the cost of hardware components (ii) salaries and other related expenses of our employees who are engaged in the production and support of our products and (iii) royalties paid by us to 3rd party software licenses and the Chief Scientist.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, and are the basis for the discussion and analysis of our results of operations and liquidity and capital resources. Our functional and reporting currency is the U.S. dollar, which is the currency of the primary economic environment in which our consolidated operations are conducted. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than dollars (including NIS) are re-measured in dollars in accordance with the principles set forth in FASB Statement No. 52 - "Foreign Currency Translation". Our reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities are based on certain estimates and judgments made in the preparation of our financial statements, which estimates and judgments are revised periodically as required. Our estimates and assumptions are based on factors such as analysis of prior years' experience, trends within the Company and the telecommunications industry, and general economic conditions. However, actual results may differ from our estimates and assumptions as a result of varying market and economic conditions, and may result in lower revenues and bigger operating losses.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and the results of operations is based on our consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories and accounting for stock based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.


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We have identified below our critical accounting policies. These policies are both the most important to the portrayal of our financial condition and results of operations and require our management's most difficult, subjective and complex judgments and estimates. Actual results may differ from these estimates under different assumptions or conditions.

     REVENUE RECOGNITION: The Company generates revenues from licensing the rights to use its software products, from the sale of its systems and from providing maintenance and support services. The Company's products are sold also to resellers, who are considered end-users for the purpose of revenue recognition (except as indicated below).

Revenue from software products is recognized when all criteria outlined in SOP 97-2 are met: persuasive evidence of an arrangement exists, the product has been delivered, no significant obligation to the customer remains, the sales price is fixed or determinable and collectibility is reasonably assured. The Company does not grant a right of return to its customers.

Revenue from sale of systems is recognized upon delivery to the end-user or the reseller. Provisions for warranty are made at the time of the sale. Such revenues are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104")

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair value of the undelivered element. The VSOE used by the Company to allocate the arrangement fees to support services and maintenance is based on the price charged when these elements are sold separately (upon renewal). Revenues for the delivered product are recorded based on the "residual method" presented by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Resepct to Certain Transactions", whereby the reminder of the arrangement fee, after allocating revenue to undelivered elements as described above is allocated to the delivered product. Under the residual method revenue is recognized for the delivered elements when (1) there is VSOE of fair value on all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2 are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

When an arrangement provides for acceptance of the product by the customer, revenue is not recognized until such acceptance is received.

In certain cases, when the company sells its products through resellers in new and emerging market channels for which no comparable history has been established, the Company recognizes revenues only when all obligations to the end user have been completed, provided all other revenue recognition criteria have been met.

Arrangements including training and installation services are recognized only after the services are performed.

Revenue from software maintenance and technical support contracts is recognized on a straight line basis over the term of the maintenance and support arrangement.

Engineering services are recognized as services are performed.


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Deferred revenue includes unearned amounts received under the maintenance and support contracts, and amounts received from customers but not recognized as revenues.

For the sale of systems the Company records at the time of sale a provision to cover the expected costs in order to honor its warranty obligation. As of December 31, 2006 and 2005 the warranty provision amounted to $ 20 and $ 180, respectively.

     BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATION: As a result of the business combination with Tdsoft in November 2005, our balance sheet as of December 31, 2006 includes acquired intangible assets and goodwill which totaled approximately $9,997,000 as of the balance sheet date. Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill. The aggregate purchase price is being allocated to identifiable net assets, intangible assets other than goodwill, and to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

     Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method being used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which required judgment which can impact our results of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we operate in an industry which is rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, and their respective useful lives is exposed to future adverse changes which can result in a charge to our results of operations.


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     IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS: In accordance with
Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"), goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS No. 142 requires us to conduct an impairment review at least annually on goodwill and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we may consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in a charge to our results of operations. In 2006 and 2005, no impairment of good will was recorded. At December 31, 2006, goodwill amounted to approximately $ 7.0 million.

     Other intangible assets with definite useful lives are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we may use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. As we operate in an industry which is rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an impairment charge to our results of operations. In 2006 and 2005, no impairment of other intangible assets was recorded. At December 31, 2006, consolidated intangible assets, other than goodwill, amounted to approximately $3.0 million.

     TAX ALLOWANCE PRACTICES: At the end of each reported period, we are required to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income, and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumption. Changes in our assumptions and estimates may require us to increase (or decrease)_the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.


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As of December 31, 2006, VocalTec Ltd. and Tdsoft Ltd. have net operating loss carryforwards for tax purposes of approximately $ 117,000 and $ 43,000, respectively.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e. the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently reviewing this new standard to determine its effect, if any, on our results of operations.

     INVENTORIES: Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products, valuation of existing inventory, as well as product life-cycle and product development plans. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the market value based upon assumptions about future demand, market conditions and prices.


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     USE OF ESTIMATES: The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, mainly related to trade receivables, inventories, long-lived assets, restructuring charges, revenues and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     STOCK OPTIONS: Until December 31, 2005, we elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation." Therefore, in these years we have not recorded any compensation expense for stock options we granted to our employees where the exercise price equals the fair market value of the shares on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. However, where the exercise price is less than the fair market value of the shares on the date of grant, compensation expense was recognized..

     We complied with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per ordinary share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in Note 2 of our consolidated financial statements included elsewhere in this annual report. For purposes of this pro forma disclosure, we estimated the fair value of stock options issued to employees using the Black-Scholes option pricing model. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of options and our expected share price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used.

     Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") , and related Securities and Exchange Commission rules included in Staff Accounting Bulletin No. 107, which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123(R) eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123(R), we are required to determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. We currently use the Black-Scholes option-pricing model to value options for pro forma financial statement disclosure purposes. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option-pricing model. Deferred compensation is amortized to compensation expense over the vesting period of the options, generally four or five years, on a straight-line basis.


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5A.  OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

SALES

We recorded sales of $7.3 million in 2006 compared to $4.6 million in 2005 (which comprised primarily of the Tdsoft operations), an increase of 59%. The increase in sales in 2006 compared with 2005 was attributable to the inclusion of the results of operations of VocalTec, which were not included in 2005.

Product sales in 2006 were $4.7 million, an increase of 29% compared to $3.7 million in 2005 (which comprised primarily of the Tdsoft products), mainly attributable to the inclusion of VocalTec products (which were not included in 2005), offset by a decrease in sales of Tdsoft's products.

Revenues from engineering, maintenance, support and other services in 2006 were $2.5 million, an increase of 275% compared to 2005 support services revenues of $0.9 million. Services revenues increased in 2006 compared with 2005 due to the inclusion of maintenance services provided to VocalTec's customers and engineering services which were not included in the 2005 results.

To date, most of our global sales have been in U.S. dollars and have not been adversely affected by foreign currency fluctuations. If global business conditions require us to sell our solutions in other local currencies, our sales may be adversely affected by devaluation of local currencies against the U.S. dollar. If, on the other hand, such local currencies' value increases against the U.S. dollar, our sales (in U.S. dollar terms) will be positively affected.

We plan to increase our market share in the growing VoIP market. In 2006, we started selling our products in new regions, including Russia, Africa and Vietnam.

COST OF SALES

Cost of sales in 2006 was $3.1 million, or 43% of sales (including an amortization of acquired intangibles in the amount of $0.4 million), compared with $2.6 million, or 56 % of sales (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), in 2005. The decrease in the cost of sales in percentage in 2006 compared to 2005 resulted from a write-off of $0.6 million of obsolete inventories in 2005 and of a provision for warranty of $0.2 million in 2005, reversed in 2006 due to a decrease in sales of related products, offset by an increase in amortization of acquired intangibles from $0.2 million in 2005 to $0.4 million in 2006


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Cost of products was $2.2 million in 2006 compared with $1.5 million in 2005.
Cost of services was $0.6 million in 2006 compared with $0.3 million in 2005. The increase in cost of products in 2006 compared to 2005 was mainly due to the increase in sales.

Cost of our sales consists primarily of the cost of hardware components, salaries and other related expenses of our employees who are engaged in the production and support of our products and royalties paid by us to licensors of software and to the Chief Scientist.

In 2006, gross margins were 57%, including amortization of acquired intangibles, or 62%, excluding amortization of acquired intangibles. In 2005, gross margins were 44%, including inventory write-off and amortization of acquired intangibles, or 62%, excluding inventory write-off and amortization of acquired intangibles.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.6 million in 2006, or 63% of sales, compared with $4.4 million, or 95% of sales, in 2005. Research and development costs, net consist principally of salaries and benefits for software and hardware engineers and sub contractors, related facilities costs and activities and expenses associated with computer, software and other equipment used in software and hardware development and testing. Research and development costs, net in 2006 included stock-based compensation amount of $248,000 due to the implementation of FASB 123 in 2006. Research and development costs, net in 2005 included a non recurring stock-based compensation amount of $522,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. None of our software or hardware development costs have been capitalized during any of the reported periods, as the amount of software and hardware development costs eligible for capitalization at this stage has historically been insignificant. The increase in research and development costs, net, in absolute numbers in 2006 compared to 2005, resulted mainly from a decrease in the participation of the BIRD (Bi-national Industrial Research and Development) foundation in our research and development expenses.

We believe that continued investment in research and development is essential to remain competitive in the marketplace and is directly related to the timely development of new and enhanced products. Specifically, in order to bring our future products to maturity and thereafter increase sales, we are allocating significant resources to research and development activities, including outsourcing certain research and development assignments.


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Our research and development efforts have been financed from internal resources and through programs sponsored by the Chief Scientist and the BIRD foundation. As a result of the acquisition of the assets owned by Cisco Systems and the assets of Be-Connected in 2001 and 2004, respectively, Tdsoft assumed the liability to pay royalties to the Chief Scientist in connection with grants received prior to the purchase of such products. Such royalties were paid during 2004, 2005 and 2006. Pursuant to the terms of the Chief Scientist royalty-bearing program, we are required to pay royalties of between 3% and 4.5% of sales of products and related services developed in any project partially funded by the Chief Scientist, up to an amount of 100% of the grant obtained. For grants received under programs approved subsequent to January 1, 1999, royalties are payable up to 100% of the grant obtained plus interest at LIBOR. Pursuant to the terms of the BIRD foundation royalty-bearing program, we are required to pay royalties of 5% of sales of products and related services developed in any project partially funded by the BIRD foundation, up to an amount of 150% of the grant obtained, depending on the year following the termination of the agreement with the BIRD foundation on which the grant is fully paid. We expect to participate only in royalty bearing programs but we cannot make any assurances that we will be awarded any future grants.

Our research and development expenses in 2006 and 2005 were net of participation from the Chief Scientist and the BIRD foundation. In 2006, participation received or accrued from the Chief Scientist and the BIRD foundation was $0.8 million compared with $1.3 million in 2005. In 2006, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $201,000 compared with $63,000 in 2005. Our contingent liability to the BIRD foundation amounts to approximately $770,000. Our contingent liability to the Chief Scientist amounts to approximately $19 millions.

SELLING AND MARKETING

In 2006, selling and marketing expenses were $4.1 million, or 57% of sales, compared with $2.8 million or 60% of sales in 2005. Selling and marketing expenses include salaries and benefits, sales commissions, travel expenses and related costs for our sales, marketing, and distribution personnel, reserves for potential damages to, loss of, or obsoleteness of trial systems. Selling and marketing expenses in 2006 included stock-based compensation amount of $138,000 due to the implementation of FASB 123 in 2006. Selling and marketing expenses in 2005 included a non recurring stock-based compensation amount of $13,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. Selling and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows and other market development programs. The increase in selling and marketing expenses in absolute numbers in 2006 compared to 2005 resulted primarily from an increase in salaries and benefits related to increase in personnel engaged in selling and marketing activities and due to amortization of the intangibles acquired in the business combination between Tdsoft and VocalTec, offset by a decrease in material use for selling and marketing activities.


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GENERAL AND ADMINISTRATIVE

General and administrative expenses consist principally of salaries and benefits, outside legal, accounting and consultant fees, travel expenses and related costs for management, finance, logistics, human resources, communication, legal, information systems and administrative personnel. General and administrative expenses in 2006 included stock-based compensation amount of $554,000 due to the implementation of FASB 123 in 2006. General and administrative expenses in 2005 included a non recurring stock-based compensation amount of $268,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. General and administrative expenses also include expenses associated with computing equipment and software used in the administration operations General and administrative expenses consist. General and administrative expenses were $2.5 million, or 34% of sales, in 2006, compared with $1.7 million, or 38% of sales, in 2005. The increase in general and administrative expenses in absolute numbers resulted primarily from an increase in salaries and benefits related to personnel engaged in general and administrative activities and to an increase in stock based compensation expenses.

OTHER INCOME (EXPENSE), NET

We had immaterial other income in 2006 and 2005.

FINANCIAL INCOME, NET

Financial income, net in 2006 consisted principally of interest income received in connection with our bank deposits, bank charges and currency differences between the NIS and US dollar. In 2006, financial income, net was $32,000 - less than 1% of sales, compared to $0.2 million, or 4% of sales, in 2005.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2006, Vocaltec and Tdsoft had two and four, respectively, Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959, respectively. Such programs are eligible for certain tax benefits for the first several years in which they generate taxable income. Income derived from an Approved Enterprise is subject to a zero tax rate for two years and up to an additional eight years of reduced corporate tax rate of 25% until the earlier of
(i) seven to ten consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to the other sources), (ii) twelve years from commencement of production or (iii) fourteen years from the date of approval of the Approved Enterprise status. Some of our production and development facilities have been granted Approved Enterprise status. To date, neither of our Approved Enterprise programs has generated any taxable income.

As of December 31, 2006, we had net operating loss carryforwards in Israel of approximately $160 million ($117 million allocated to VocalTec and $43 million allocated to Tdsoft), and an aggregate net operating loss carryforwards in the U.S. of approximately $8.5 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries.

NET INCOME (LOSS)

Net loss in 2006 was $7.0 million, representing 96% of sales, compared with a net loss of $6.6 million, representing 144% of sales in 2005.

Our financial statements are reported in dollars and the vast majority of our sales are made in U.S. dollars. Most of our expenses are in New Israeli Shekels
(NIS) and dollars. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase/decrease in the rate of inflation in Israel is not offset by the appreciation/depreciation of the NIS in relation to the dollar. In 2006, the rate of inflation in Israel was -0.1% and the rate of depreciation of the NIS in relation to the dollar was -8.2%.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

SALES

We recorded sales of $4.6 million in 2005 compared to $4.2 million in 2004, an increase of 11%. The increase in sales in 2005 compared with 2004 was attributable to the increase from maintenance and other support services.

Product sales in 2005 were $3.7 million, essentially the same as in 2004. A decrease in sales of a product that is being phased out was offset by increased sales of other products including the TdMAX product.

Revenues from engineering, maintenance and other support services in 2005 were $925,000, an increase of 114% compared to 2004 support services revenues of $433,000. Support service revenues increased in 2005 compared with 2004 due to an increased for maintenance services by various then current customers, engineering services provided to a certain customer in for the first time in 2005 and maintenance services provided by VocalTec in December 2005.

COST OF SALES

Cost of sales in 2005 was $2.6 million, or 56% of sales (including an inventory write-off in the amount of $0.6 million and amortization of acquired intangibles in the amount of $0.2 million), compared with $1.8 million, or 44 % of sales (including the amortization of acquired intangibles in the amount of $0.2 million), in 2004. The increase in cost of sales in 2005 compared to 2004 resulted from a write-off of $0.6 million of obsolete inventories and a provision for warranty of $0.2 million representing the cost of fixing technical problems at customers' sites.

Cost of products was $1.5 million in 2005 compared with $1.6 million in 2004. Cost of services was $0.3 million in 2005 compared with $22,000 in 2004. The decrease in cost of products in 2005 compared to 2004 was due to a decrease in the cost of production resulting from sales of TdGate to certain customers that involved no costs of production, and from decreased sales of Tdsoft's TAS product. The reduction in the cost of production was off-set by a provision for warranty in the amount of $180,000. The increase in the cost of services in 2005 compared to 2004 was due primarily to cost incurred by us in connection with a turnkey engineering project that commenced in 2005.

Cost of sales of products primarily includes the cost of hardware in our products, reserves for products, royalties to third parties, and other expenses associated with the provisioning of products. Cost of services primarily consists of salaries and travel expenses for rendering maintenance, support and engineering services to customers.

In 2005 and 2004, cost of sales increased as a percentage of sales compared to 2003 due to increased competition in the market, resulting in lower prices for our products. In 2005, we wrote off obsolete inventory in the amount of $0.6 million. Excluding such write-off, cost of sales in 2005 remained materially the same as in 2004.

Amortization of acquired intangibles in 2005 was $0.2 million, or 4% of sales, compared to $0.2 million, or 5% of sales, in 2004. Amortization of acquired intangibles in 2004 included $188,000 from the Hunt product line acquired from Cisco Systems during 2001 and $18,000 for the TAS product acquired through the acquisition of the assets of Be-Connected. Amortization of acquired intangibles in 2005 consisted of $94,000 (the remaining amortization amount of the Hunt product), $41,000 for the TAS product and $37,000 reflecting one month of amortization of the intangibles acquired in the business combination between Tdsoft and VocalTec.

In 2005, gross margins were 44%, including inventory write-off and amortization of acquired intangibles, or 62%, excluding inventory write-off and amortization of acquired intangibles, compared to 56%, including amortization of acquired intangibles, or 61%, excluding amortization of acquired intangibles, in 2004. Our gross margins increased slightly from 61% in 2004 to 62% in 2005.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT, NET

Research and development costs, net were $4.4 million in 2005, or 95% of sales, compared with $5.5 million, or 132% of sales, in 2004. Research and development costs, net in 2005 included a non recurring stock-based compensation amount of $522,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. The decrease in research and development costs, net, both in absolute numbers and as a percentage of sales in 2005 compared to 2004, resulted from participation of the Chief Scientist and the BIRD (Bi-national Industrial Research and Development) foundation in our research and development expenses.

Our research and development expenses in 2005 were net of participation from the Chief Scientist and the BIRD foundation. In 2005, participation received or accrued from the Chief Scientist and the BIRD foundation was $1.3 million compared with $0 in 2004. All of these participations are related to royalty bearing programs. In 2005, we paid or accrued royalties to the Chief Scientist in an aggregate amount of approximately $63,000 compared with $67,000 in 2004. Our contingent liability to the BIRD foundation amounts to approximately $749,000.

SELLING AND MARKETING

In 2005, selling and marketing expenses were $2.8 million, or 60% of sales, compared with $1.9 million or 46% of sales in 2004. Selling and marketing expenses in 2005 included a non recurring stock-based compensation amount of $13,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. The increase in selling and marketing expenses both in absolute numbers and as a percentage of sales in 2005 compared to 2004 resulted from an increase in salaries and benefits and in travel expenses, both related to an increase in personnel engaged in selling and marketing activities, and from the write-off of obsolete trial systems.

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 2005 included a non recurring stock-based compensation amount of $268,000 which resulted from the amount of VocalTec shares issued to founders and employees of Tdsoft pursuant to the business combination being in excess of the pro rata holding percentage of such founders and employees of Tdsoft prior to the business combination. General and administrative expenses were $1.7 million, or 38% of sales, in 2005, compared with $0.8 million, or 19% of sales, in 2004. The increase in general and administrative expenses both in absolute numbers and as a percentage of sales resulted primarily from the inclusion of VocalTec's general and administrative expenses during December 2005 and increases in provisions related to social benefits and outside legal, accounting and consulting fees.

OTHER INCOME (EXPENSE), NET

We had immaterial other income in 2005 and no other income in 2004.

FINANCIAL INCOME, NET

Financial income, net consists principally of interest income received in connection with our bank deposits held in the U.S. In 2005, financial income, net was $0.2 million, or 4% of sales, essentially the same as in 2004.

TAXES ON INCOME, TAX REFUNDS AND TAX BENEFITS

In 2005 Tdsoft and VocalTec had four and two Approved Enterprise programs under the Law for the Encouragement of Capital Investments, 1959, respectively.

As of December 31, 2005, we had net operating loss carryforwards in Israel of approximately $136 million ($99 million allocated to VocalTec and $37 million allocated to Tdsoft), and an aggregate net operating loss carryforwards in the U.S. of approximately $8.5 million. These net operating losses may be carried forward and offset against future taxable income under applicable tax laws. Tax benefits, which apply to us under Israeli law, do not apply to any income generated by any of our other subsidiaries. In 2005 we received a tax refund of one of our foreign subsidiaries in the amount of $19,000.

NET INCOME (LOSS)

Net loss in 2005 was $6.6 million, representing 144% of sales, compared with a net loss of $5.7 million, representing 137% of sales in 2004.

In 2005, the rate of inflation in Israel was 2.4% and the rate of depreciation of the NIS in relation to the dollar was 6.8%.

5B.  LIQUIDITY AND CAPITAL RESOURCES

During the past three years, we covered our cash flow requirements from operating revenues , cash proceeds from the issuance of shares and warrants to investors, and grants from the Chief Scientist and the BIRD foundation.

As of December 31, 2006, we had approximately $9.0 million in cash, cash equivalents and bank deposits, comprised of $6.0 million in cash and cash equivalents and $3.0 million in bank deposits. As of December 31, 2005, we had approximately $5.1 million in cash and cash equivalents, which excluded $0.2 million in restricted cash.

As of December 31, 2006, we had working capital of approximately $8.2 million, compared with $0.9 million as of December 31, 2005. The net increase in working capital during 2006 resulted primarily from cash received from the issuance of shares to investors and a decrease in trade payables and other accrued expenses.

On November 27, 2006, we received and accepted orders from Israeli institutional investors for a private placement of 1,750,000 ordinary shares at a price of $4.3 per share. As part of the offering, the Company issued to the investors warrants exercisable during a period ending on June 30, 2011 into 1,312,500 additional ordinary shares and warrants for 87,500 additional ordinary shares as a finder's fee, at an exercise price per share of $5.5.

In May 2006, we consummated a private placement with various US investors, pursuant to which we issued to such investors an aggregate of 935,000 ordinary shares for an aggregate purchase price of $5.1 million, or $5.5 per ordinary share (our net proceeds were $4.7 million). We also issued to the investors warrants to purchase up to an aggregate of 374,000 ordinary shares and warrants for 50,050 additional ordinary shares as a finder's fee, at an exercise price of $7.9 per share. The warrants became exercisable on November 24, 2006 and will remain exercisable until May 24, 2011. During December 2006, we agreed to reduce the exercise price of the warrants issued in the foregoing private placement to $6.87 per share.

In July 2005, VocalTec received a loan in the amount of $1,000,000 from Deutsche Telekom, then a holder of approximately 15.3% of VocalTec's issued and outstanding obligation. The Company paid back the loan and all interest accrued thereon (at an annual rate of 7.05%) in July 2006.

Net cash used in operating activities was $7.4 million, $4.8 million and $4.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The principal use of cash in each of these years was to fund our operations.

Net cash provided by (used in) investing activities was $(2.5) million, $0.5 million and $(0.1) million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash used for purchase of equipment was $0.3 million, $0.3 million and $0.2 million for 2006, 2005 and 2004, respectively. Proceeds from the sale of equipment were $26,000, $0.1 million and $0.2 million for 2006, 2005 and 2004, respectively. Cash provided by the business combination in 2005 was $0.7 million. Investment in short term deposit in 2006 was $3.0 million. Net cash generated by financing activities in 2006 from exercise of stock options by employees was $0.2 million. Net cash from issuance of shares in 2006 was $11.6 million.

We anticipate that operating expenses may exceed revenues, net of cost of sales in 2007 and possibly beyond if we do not sufficiently increase sales and reduce our costs. We believe that current cash and cash equivalents balances, cash flows from operations and grants from the Chief Scientist are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

If our revenues do not increase substantially, whether due to a failure to increase the market share for our products, evolving industry standards and rapid technological changes that could result in our products being no longer in demand, the reduction in our product prices, slower pace of expansion or voice over IP penetration, or our failure to retain our customers, we will need to reduce our operating expenses or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we will need to reduce operating expenses or utilize more of our cash reserves for our operations. If such measures are insufficient, we may attempt to establish lines of credit or sell additional equity or debt securities.

Capital expenditures in 2006 were approximately $335,000, compared with $308,000 in 2005 and $189,000 in 2004.

We maintained annual car leases in the amount of approximately $470,000 in 2006, and our total liability for early termination of the leases is in the amount of up to approximately $48,000.

INVENTORY AND RECEIVABLES

Inventories as of December 31, 2006 were $1.1 million, compared to $1.0 million as of December 31, 2005.

Trade receivables are from purchases of our products, primarily by telecommunications System Integrators, Resellers and service providers. Trade receivables are presented at gross value less reserves for doubtful accounts of $120,000 and $50,000 as of December 31, 2006 and 2005, respectively. Trade receivables, net, as of December 31, 2006 were $1.4 million, compared to trade receivable, net of $0.6 million as of December 31, 2005. The increase in trade receivable, net resulted from an increase in sales.

Prepaid expenses and other receivables were $0.8 million as of December 31, 2006, compared with $1.4 million as of December 31, 2005. The decrease in 2006 was mainly due to the payment by the Chief Scientist of the receivable outstanding as of December 31, 2005, partially offset by a receivable relating to a new plan approved by the Chief Scientist for 2006.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

INTELLECTUAL PROPERTY

We believe that the improvement of existing products, our technologies and the development of new products are important in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent, to a certain extent, upon the maintenance of patent, trade secret or copyright protection of our proprietary software and technologies. We rely on a combination of trade secrets, copyright, trademark and patent law, together with non-disclosure and invention assignment agreements, to establish and protect the technology used in our products.

We have filed numerous patent applications in the United States and other countries with respect to certain technologies employed in our products. Some of those applications have already registered and we own those registered patents. In addition, we have filed trademark applications in the United States and other countries with respect to trademarks associated with us, and our products. Some of those applications have already been registered and we own those registered trademarks.

Generally, we enter into non-disclosure and invention assignment agreements with our employees, and into non-disclosure agreements with our consultants, subcontractors and distributors and channel partners. However, there can be no assurance that such measures will protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our products or that we will be able to enjoin competitors from selling similar products.

Although we do not believe that our products infringe on any valid claim of a patent owned by any third party, third parties have asserted infringement and other claims against us from time to time. These claims have been directed at certain basic and fundamental components of our products, those of which were not abandoned were resolved by successfully implementing a licensing agreement. There can be no assurance that third parties will not assert such claims against us in the future or that such claims will not be successful.

We could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights that could have a material adverse effect on our business, financial condition or results of operations. If any such claims or actions are asserted or prosecuted against us, we may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on reasonable terms or at all. In the event a party that is successful in asserting a claim against us does not grant a license, such party could secure a judgment resulting in the award of damages, as well as injunctive or other equitable relief which could effectively block us from manufacturing, using, selling, or otherwise distributing its products.

VocalTec, Essentra, Internet Phone Surf&Call, TdSOFT, TdGATE and TdVIEW are trademarks or registered trademarks of VocalTec and its fully owned subsidiaries. All other trademarks or registered trademarks used in this Annual Report are the property of their respective owners.

RESEARCH AND DEVELOPMENT

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote and intend to continue to devote a significant portion of our personnel and financial resources to research and development. We also intend to continue seeking and maintaining close relationships with our customers in order to remain responsive to their needs. We have an educated and experienced research and development team that specializes in telecommunications and networking, computer and networking software, server and embedded software, hardware integration and communications protocols and drivers. We seek to employ highly qualified technical personnel in order to maintain and expand our technological expertise.

The Company may engage in the future in joint research and development projects with third parties. The ownership of any intellectual or other proprietary property developed in such projects shall be negotiated between the Company and the relevant third party. During 2005, Tdsoft and Nuera commenced developing, as part of a joint project, certain hardware and software of a VoIP gateway platform. Following completion of the project, each of Tdsoft and Nuera could add its application software on top of the platform, to further develop it into a generally available product, targeting various gateway applications. Both companies have full ownership rights with respect to the platform, including intellectual property, manufacturing and marketing rights.

In connection with that project, Tdsoft has been engaged by Nuera to develop certain application software that will integrate with the platform. The intellectual property rights of this application software shall be owned solely by Nuera. That project was terminated in mid 2006 after the acquisition of Nuera by AudioCodes.

See "Item 5 - Operating and Financial Review and Prospects - Operating Results - Research and development costs, net".

5D.  TREND INFORMATION

We believe that our business is subject to the following trends:

TRENDS IN THE COMMUNICATIONS INDUSTRY

Service providers worldwide are facing an increasing array of challenges given the ongoing regulatory changes and technological advances in the communications industry. Global deregulation is promoting competition to incumbent service providers from both new entrants and operators in adjacent industries, such as wireless, satellite, Internet and cable television service providers. At the same time, end user demands are rapidly evolving. While in the past, communications traffic consisted primarily of traditional voice communications and basic data traffic, such as email and facsimiles, in recent years , with the wide acceptance of the Internet and broadband infrastructure, end users are increasingly seeking fast, personalized, content-rich, easy-to-use communications and are relying on these applications in both their professional and personal lives. Accordingly, this trend is increasing demand for high-speed access services, including voice, video, data and wireless.

The combination of competitive pressures and end user demands is placing pressure on service providers to add new services to their existing offerings quickly, with the flexibility to continue to add functionality and to scale as needed. Many new and incumbent service providers presently offer a bundle of voice, video and data services to end users, often referred to as "triple-play, or "multi-play"." For example, these services may include both traditional and enhanced voice services, broadcast television and on-demand video, and high-speed Internet access delivered over a converged broadband connection to the home or office. Operators also are increasingly adding wireless to the triple-play bundle, referred to as "quad-play," which has contributed to consolidation in the service provider market. The bundling of services enables service providers to generate new sources of revenue and enhance customer relationships.

The initial capital costs and ongoing operating expense associated with the deployment of new services are considerable. Many service providers have significant investments in their existing network infrastructures, which may consist of disparate media, such as copper, coaxial and fiber, as well as numerous protocol families based on Internet Protocol, or IP, Asynchronous Transfer Mode, or ATM, and Time Division Multiplexing, or TDM. Service providers generally seek to maximize their return on investment by leveraging existing infrastructure to offer new services. This has increased the demand both for upgrades to existing equipment and for cost-effective new equipment that supports disparate media and numerous protocol families.

INVESTMENT MADE BOTH IN THE CORE AND IN THE ACCESS NETWORK: As voice, video and data traffic travels over communications network infrastructure, it typically passes through the core and access networks before arriving at the customer premise, or destination. The growing demand for Internet bandwidth over the last decade prompted service providers to make significant capacity investments in the core network, which is the part of the network that is responsible for transporting large volumes of traffic between and within cities. Service providers have also made significant investments in upgrading the core network to a mostly IP-based infrastructure to more efficiently manage the increased data traffic.

The access network is located between the core network and the customer premise and is integral to the aggregation and distribution of network services and to the creation of new services. Service providers have begun to spend a greater proportion of their capital budgets on the development of their access networks to enable deployment of new services with ever-increasing bandwidth requirements, such as video or bundled services. To complement the investments previously made in the core network and to combine voice, video and data over a common network, service providers are increasingly seeking to upgrade access networks to emerging IP standards. Increasingly, the use of IP as a transport technology to combine voice, video and data over a common network is emerging as the principal network architecture for service providers. The access networks, better known as the "last mile", have been the most significant factor in the limitation of competition in the local telephony exchange business. In an effort to overcome this barrier, incumbent carriers were forced by law to agree to rent unbundled network elements to competitive carriers. This had a limited success in opening up the local telecom market for competition. Wireless technologies provided an alternative low cost method of offering last mile services. The demand for broadband connectivity to the Internet and the cable competition led incumbent local exchange carriers to offer broadband over copper to the residential market. This was offered using ADSL technology. The fast deployment of ADSL opened up an opportunity for alternative carriers to offer voice over this broadband connection, bypassing the need for any permission from the provider of the ADSL service. This is a very significant factor in the ability to offer Essentra BAX as a service delivery platform, for providing Class 5 Voice over Broadband (VoBB) services. Various market research firms estimate that in 2010 approximately 20% of all wire line telephone lines will implement Voice over Broadband (VoBB) technology.

CONVERGENCE OF VOICE AND DATA: The maturing VoIP technology and the advantages of an IP network, not is leading to the convergence of the two - data and voice networks - and the offering of a mix of data and voice services over a single packet based IP network. This trend is expected to change telephony network deployment and operation by removing all territorial/localized networks and the localization aspect of the telephone number and possibly even replacing traditional telephone numbers with an alternative personal ID. Converged networks will reduce (according to various estimates - by 60%) the cost of deployment of telephony switching equipment. Converged networks will also reduce the cost of operation as the same packet-based network will serve voice and data. Soft-switch technology is at the heart of this evolution. The soft-switch will not only replace the legacy TDM switch, but it will no longer be an integral part of each and every neighborhood. Fewer high capacity soft switches will serve larger populations. The physical location of the soft switch will not be related to the subscribers that it will serve. Massive efforts and large projects are planned by most telephony service providers, which will result in over 390 million telephony lines connected to soft switches by 2010 (according to a 2006 Frost & Sullivan report). Essentra product family aims at this market, which is expected to grow by an annual average of 33% in the coming years.

WIRE LINE AND MOBILE CONVERGENCE: A new network architecture has been defined by the Internet Multimedia Subsystem (IMS), a mobile standards committee. This will be the network architecture for the mobile third generation migration to packetized voice. The unique abilities of IMS to offer fast implementations of new services and the comfortable handling of access networks led the industry to consider the adoption of IMS for the wire line business, especially for VoIP technology to be used as an access network. In few years, we expect to start experiencing IMS offering Fixed-Mobile Convergence (FMC), where the same handset will be used in both networks and offer identical services to the consumer. This will be the final step in convergence of all multimedia fixed and mobile networks, offering a single service platform to all terminals, being either a computer, a PDA, a wire line phone or a mobile phone. Essentra architecture has followed the guidelines of IMS, and more adjustments will be needed as implementation of IMS commences.

INCREASING NEED FOR VOIP INTERCONNECTION: With the dramatic rise in Broadband infrastructure and access throughout the world, service providers and end user demand for VoIP is growing rapidly. Established global telecommunications service providers such as British Telecom, AT&T and KDDI are joining new entrants such as Skype and Vonage, as well as cable operators such as Comcast and Cablevision in offering IP telephony services. Currently, there are over 1,600 VoIP providers operating throughout the world. Some offer stand-alone telephony service, while others bundle VoIP with Internet access and video service for a full triple play suite.

With this tremendous growth come a variety of challenges for carriers and service providers as they either build out their networks or migrate from legacy TDM technology to an IP-based infrastructure.

Traditional fixed-line service providers are not the only ones migrating to IP, several leading mobile operators have announced plans to convert to an IP-based infrastructure in the coming years. The growing implementation of IP communications, coupled with the emerging fixed-mobile convergence over IP and the migration from TDM to ATM and IP-based networks, are driving the need for more sophisticated infrastructure solutions that can facilitate smooth deployments and transitions.

Unlike traditional telephony service, there is no single global standard for VoIP. As such, VoIP implementations are based on a variety of different standards, making VoIP networks essentially a growing number of islands.

In order to ensure a successful VoIP roll out and generate steady revenues for providers, these islands need to be connected to one another in a manner that is secure, reliable and seamless. While traditional architecture was once an effective way in which to connect multiple islands, it is becoming increasingly necessary for carriers to rely on IP-based solutions for VoIP interconnection.

HOSTED SERVICES FOR ENTERPRISES: Carriers have never succeeded to offer more than basic services to enterprises. The basic services included E1/T1 trunking with PRI, or Primary Rate Interface (an ISDN link between customer premises, usually a PBX, and the Class 5 switch) and DID, or Direct Inward Dialing (which allows to call a person's office telephone extension from an outside telephone service). Centrex services have been offered by carriers, mainly in the US, since the early 1980's, but it never became a significant business. Soft switch technology combined with application servers offering a rich PBX-type set of features and the trends of outsourcing such services as IT lead to the reevaluation of the potential of the new Centrex services. The availability of web based self service encourages carriers to offer Centrex as a competing service to IPPBX solutions. IP technology adds the ability to combine Centrex with VPN to interconnect multiple corporate offices which may be given the feel and look of one office. Considering this, Essentra is offering rich Centrex features combined with VPN capability and corporate level provisioning tools. The expected size of the Centrex market is currently unclear, but the feature set is becoming a must in every sale of a soft switch.

CONSOLIDATION: In recent years, we have witnessed a consolidation in our industry. Large service providers are acquiring other service providers, and large equipment vendors are acquiring smaller vendors, in order to leverage the benefits of synergies, size and to provide their customers with a complete solution. The new VocalTec is the result of a merger with Tdsoft. We expect such trend to continue in the near future.

OTHER TRENDS: In addition to the foregoing, we have identified the following trends:

     (i) VoIP networks have emerged in many business segments, in both the carrier and the enterprise market. Due to reasons such as security, protocol variance and other reasons, these networks are still not linked to each other using native IP. This has created an opportunity, which the Company is planning to leverage using the Essentra EX Peering Manager and derivatives of that product, to provide products that meet the need to connect these islands;

     (ii) Adoption of a standard called IMS (IP Multimedia Subsystem) by a majority of carriers and vendors, including mobile and fixed carriers and networks, resulting in a new definition of telecom infrastructure, focusing on IP multimedia service implementation. To address this trend, the Company's strategy is in alignment with the functional description described in the standard;

     (iii) Conveyance between fixed and mobile networks, both on the infrastructure and the service and business aspects, with respect to which the Company offers a vertical solution providing some of the elements in an FMC (fixed mobile conveyance)-type implementation. This trend is characterized by the unification of infrastructures (including unification at the infrastructure and service layers);

     (iv) The recent transition of existing and newly formed service providers towards packet-based networks, creating a variety of network islands, has resulted in IP peering among the islands (which traditionally were connected through PSTNs), due in part to the fact that being connected using IP is more cost-effective than being connected through PSTNs;

     (v) Distribution of soft switch functions towards the border (the gateway) and the application services layer (which enables the application service vendors to function as a soft switch), the Company can now transfer a portion of the intelligence from the BAX product to the border (the gateway);


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     (v) Entry of large Chinese vendors into the VoIP market, resulting in a dramatic reduction in the prices of commodity-based products. To overcome this difficulty, the Company is focusing on the development of a product that is less commoditized; and has a higher barrier of entry.

5E.  OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations          Payment Due by Period (in thousands of dollars)
------------------------        ------------------------------------------------
                                                                           More
                                           Less than                       than
                                 Total      1 Year  1-3 Years  3-5 years 5 Years
                                -------     ------    ------    ------    ------

Contractual obligations
Short term debt obligations           -          -         -         -         -
Operating Lease Obligations       1,468        415       936       117         -
Other Long Term Liabilities
Reflected on the Registrant's
Balance Sheet under U.S. GAAP     1,938*       217         -         -     1,721
Total                             3,406        632       936       117     1,721

* As of December 31, 2006 we had 1,277 in severance pay funds to cover such liabilities.


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